UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coombe Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 RT 209
(No. and Street)

Wawarsing (City) New York (State) 12489 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Coombe III 845-647-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Road Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Coombe III _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Coombe Financial Services, Inc. _____ , as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____   _____
                                                                                  Signature

SARA I DIAZ   President/ CEO
NOTARY PUBLIC, STATE OF NEW YORK   _____
NO. 01DI6277844   Title
QUALIFICATION ULSTER COUNTY
COMMISSION EXPIRES MARCH 18, 2024



_____
              Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

COOMBE FINANCIAL SERVICES, INC.
TABLE OF CONTENTS

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$ 20,868	
Accounts receivable	31,898	
Securities owned, at fair value	20,990	
Due from related parties	5,888	
Prepaid expenses	1,602	
Total assets		$ 81,246

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 21,664	
Commissions payable	9,426	
Total liabilities		$ 31,090

Stockholder's equity

Capital stock, no par value, 100 shares authorized, 25 shares issued and outstanding	-	
Additional paid-in capital	99,351	
Accumulated deficit	(49,195)	
Total stockholder's equity		50,156
Total liabilities and stockholder's equity		$ 81,246

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2020

Revenue		
Commissions	$ 297,663	
Loss on securities, net	(884)	
Other revenue	45,595	
Total revenue		$ 342,374
Expenses		
Compensation and benefits	166,497	
Occupancy and equipment	45,133	
Commissions	59,213	
Professional fees	12,111	
Regulatory fees	5,060	
Other expenses	58,865	
Total expenses		346,879
Net Loss		$ (4,505)

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2020

| | Common Stock | | Additional Paid-in | Retained Earnings/ (Accumulated | |
	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2020	25	$ -	$ 99,351	$ (44,690)	$ 54,661
Net Loss	-	-	-	(4,505)	(4,505)
Balance, December 31, 2020	25	$ -	$ 99,351	$ (49,195)	$ 50,156

The accompanying notes are an integral part of these financial statements   4

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
December 31, 2020

Cash flows from operating activities

Net Loss			$ (4,505)
Adjustments to reconcile net loss to net cash			
used by operating activities:			
Forgiveness of Paycheck Protection Program loan	$ (45,000)		
Depreciation	6,599		
Change in operating assets and liabilities:			
Accounts receivable	1,272		
Due from related party	(2,446)		
Securities owned	7,007		
Prepaid expenses	(867)		
Accounts payable and accrued expenses	2,947		
Commissions payable	1,446	(29,042)	
Net cash used by operating activities		(33,547)	

Cash flows from investing activities

Purchase of equipment	(6,589)		
Net cash used in investing activities		(6,589)	

Cash flows from financing activities

Proceeds from Paycheck Protection Program loan	45,000		
Net cash provided by financing activities		45,000	
Net increase in cash		4,864	

Cash, beginning of year   16,004

Cash, end of year $ 20,868

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April of 2001. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company limit its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities, to customers.

Revenue recognition:

The Company recognizes revenue from contracts with customers pursuant to ASC 606 Revenue from Contracts with Customers. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer.

The Company receives commission income for brokerage services related to customer investments in mutual funds, insurance and annuity contracts. The Company may receive commissions paid up front, overtime, upon the investor's exit from the mutual fund, insurance or annuity contract (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the mutual funds, insurance and annuity contracts both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the mutual funds, insurance and annuity contracts and the investor activities are known, which are usually monthly or quarterly.

6

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Accounts receivable:

Accounts receivable primarily consists of trade receivables from brokerage services related to customer investments in mutual funds, insurance and variable annuities. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review of uncollectible amounts is based on an analysis of the Company's collections experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable no allowance for doubtful accounts is considered necessary.

Securities owned:

Management determines the appropriate classification of its securities owned at the time of purchase and reevaluates such designation at each statement of financial condition date. At December 31, 2020, securities owned consisted of marketable equity securities classified as trading securities and are reported at their aggregate fair value with realized and unrealized gains and losses included in income. Realized gains and losses are determined using the specific identification method and are included in earnings in the year of sale.

Property and equipment:

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 15 years.

Operating lease:

The company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include and option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly, the financial statements reflect no provision or liability for Federal or State income taxes.

The Company evaluates the effect of uncertain tax positions in accordance with provisions of accounting principles generally accepted in the United States of America. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2020, the Company's Federal and New York State income tax returns for tax years 2016 and beyond remain subject to examination by the applicable taxing jurisdictions.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of depreciation and accounts receivable, among others.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Fair value of financial instruments:

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Credit Losses:

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Note 1.   Nature of Business and Summary of Significant Accounting Policies, Continued

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed up to and including the date financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2.   Property and Equipment

Property and equipment consist of the following at December 31, 2020:

Computer equipment	$ 21,756
Furniture and fixtures	6,510
Leasehold improvements	60,365
	88,631
Accumulated depreciation	(88,631)
Total	$ 0

The Company recorded depreciation expense of $6,599 for the year ended December 31, 2020.

Note 3.   Retirement Plans

The Company has adopted a 401(k) plan which allows employees to make salary deferral elections within limitations established by the Internal Revenue Code. Employer safe harbor contributions are at 3% of gross salary for qualified employees. The Company may also make discretionary profit sharing contributions. Employer contributions to the plan for the year ended December 31, 2020 amounted to $5,000.

Note 4.   Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $14,012, which is $9,012 in excess of its' required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital on December 31, 2020 was 2.22 to 1.

Note 5.   Fair Value Measurements

Fair value of assets measured on a recurring basis at December 31, 2020 are as follows:

	Level 1	Level 2	Level 3	Total
Securities owned at Fair Value:				
Common stock, at fair value	$ 20,990	$ -	$ -	$20,990

Note 6.   Related Party Transactions

The Company leases office space from its sole stockholder under an operating lease with the initial term beginning January 1, 2020 and ending January 31, 2020. The lease automatically renews each month unless canceled. Lease expense for the year ended December 31, 2020 amounted to $24,000 and is included in occupancy and equipment on the statement of operations.

On July 1, 2014 the Company entered an expense sharing agreement with Coombe Bender & Co., LLC whereby the Company from time to time may directly pay for certain expenses actually incurred by the related party. The Company provides an invoice to the related party on a quarterly or more frequent basis listing the expenses it paid on behalf of the related party to be reimbursed. The expense sharing agreement also specifies that each party share equally in certain common expenses including but not limited to, research, equipment expense, technical support expense, telecommunications and computer expense, and miscellaneous administrative fees including postage and supplies. For 2020 the total amount of expenses incurred by the Company and reimbursable by Coombe Bender & Co., LLC pursuant to the expense sharing agreement was $22,297. As of December 31,2020, $2,403 was due from Coombe, Bender & Co., LLC under this arrangement.

As of December 31, 2020, $3,485 was due from the stockholder for a short-term loan.

Note 7. Paycheck Protection Program Loan

The Company received a loan in the amount of $45,000 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was made in April 2020 and was forgivable to the extent proceeds of the loan were used for eligible expenditures described in the CARES Act. The Company spent 100% of the loan proceeds to pay eligible expenses. On November 4, 2020, the Company received "Notice of Paycheck Protection Program Forgiveness Payment" stating that the entire loan was forgiven.

Note 8. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 9. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

Note 10. Uncertainty

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2020

NET CAPITAL

Total stockholder's equity		$ 50,156
Less non-allowable assets:		
Accounts receivable, non-allowable	$ 25,505	
Due from related parties	5,888	
Prepaid expense	1,602	
Total non-allowable assets		32,995
Net capital before haircuts on securities		17,161
Less haircuts on securities		(3,149)
Net capital		$ 14,012

AGGREGATE INDEBTEDNESS

Total liabilities per Statement of Financial Condition	$ 31,090	
Total aggregated indebtedness		$ 31,090

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital under Rule 15c3-1(a)(1)(i)	$ 2,073
Minimum net capital under Rule 15c3-1(a)(2)(i)	$ 5,000
Required minimum net capital	
(greater of Rule 15c3-1(a)(1)(i) or Rule 15c3-1(a)(2)(i)	$ 5,000

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL   2.22 to 1.

There is no significant difference between net capital reported in Part IIA of Form X-17a-5 (as amended) as of December 31, 2020, and net capital as reported above.

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIRED PURSUANT TO RULE 15c3-3
As of December 31, 2020

A computation of reserve requirements is not applicable to Coombe Financial Services, Inc. as the company qualifies for exemption under Rule 15c3-3(k)(1)

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIRED PURSUANT TO RULE 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to Coombe Financial Services, Inc. as the company qualifies for exemption under Rule 15c3-3(k)(1).



COOMBE FINANCIAL SERVICES
6872 ROUTE 209
P.O. BOX 333
WAWARSING, NEW YORK 12489
(845) 647-4800
Fax: (845) 647-7259   E-Mail: pcoombe@coombefinancial.com

NEW HORIZONS
IN FINANCIAL
MANAGEMENT

PHILIP COOMBE III, CFP®
CATHERINE COOMBE BENDER, CFP®

Assertions Regarding Exemption Provisions

We, as members of management of Coombe Financial Services, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and

(2) We met the identified exemption provisions throughout the period from January 1, 2020 to December 31, 2020 without exception.

These exemption provisions include:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

(ii) The broker's or dealer's transactions as broker (agent) are limited to:
The sale and redemption of redeemable securities of registered investment companies or of interest or participation in an insurance company separate account, whether or not registered as an investment company.

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds for securities for, or owe money or securities to, customers.

Any questions regarding the above referenced exemption provisions and the Company's compliance with 17 C.F.R. §240.15c3-3: (k)(1) may be directed to Philip Coombe, III or Catherine Coombe.



Philip Coombe III, CFP®
President

1/18/2021
Date



Catherine Coombe, CFP®
Chief Compliance Officer

01/18/2021
Date

17.